Exhibit 99.1

Ituran Location and Control Ltd. Announces the Annual General Meeting’s results

AZOUR, Israel – December 28, 2016 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that On December 28, 2016, Ituran Location and Control LTD held an Annual General Meeting which approved the following:

(1)
To renew the appointment of the firm of Fahn Kanne & co. (a member firm of Grant Thornton international) as the Company’s independent auditors for the year ending December 31, 2016 and until the Company’s next annual general meeting and authorize the Audit Committee of the Company to determine their remuneration.

The above was approved by 11,280,881 votes (99.93%). 2,894 votes opposed (0.03%) and 5,437 votes (0.05%) abstained.

(2)
To elect the following persons to serve as directors in Class A for additional period until third succeeding Annual meeting thereafter: Eyal Sheratzky, Efraim Sheratzky, Tal Sheratzky-Jaffa (Director and an Independent Director) and Yoav Kahane (Director and an Independent Director).

Eyal Sheratzky - approved by 9,967,990 votes (88.30%). 1,314,914 votes (11.65%) opposed and  6,308 votes (0.06%) abstained.
Efraim Sheratzky - approved by 9,481,770 votes (83.99%%). 1,800,983 votes (15.95%) opposed and 6,458.00 votes (0.06%) abstained.
Tal Sheratzky-Jaffa - approved by 10,822,782 votes (95.87%). 460,121 votes (4.08%) opposed and 6,308 votes (0.06%) abstained.
Yoav Kahane - approved by 9,931,499 votes (87.97%). 1,351,455 votes (11.97%) opposed and  6,258 votes (0.06%) abstained.

(3)
To re-elect Mr. Gideon Kotler, an external director of the Company, to office for an additional term of three years.

The above was approved by 6,620,761 votes (99.77%) who do not have a personal interest in the matter/holders of controlling interest or haven’t abstained on their personal interest in the matter/being holders of controlling interest, 8,862.00 votes (0.13%) who do not have a personal interest in the matter being holders of controlling interest or haven’t abstained on their personal interest in the matter/being holders of controlling interest opposed and 6,118 votes (0.09%) who do not have a personal interest in the matter/holders of controlling interest or haven’t abstained on their personal interest in the matter/being holders of controlling, abstained.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran's subscriber base has been growing significantly since the Company's inception to over 1 million subscribers distributed globally. Established in 1995, Ituran has approximately 1,500 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

Company Contact	International Investor Relations
Udi Mizrahi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft/Gavriel Frohwein (ituran@gkir.com) Gk Investor Relations (US) +1 646 688 3559